Pansoft Fiscal Year  2010 Annual General Meeting of Stockholders
Decemeber 28, 2011

 Speech by  Mr. Hugh Wang, Chairman of Board, Pansoft

Dear Shareholders, Ladies and Gentlemen,

First of all, I would like to thank all of you for placing your confidence in me and my management team to come back to our 2010 annual meeting after a long interval.  I am glad to have this opportunity to report what we have done and the progress we achieved during the fiscal 2010 business year.  After that, I would like to provide an update on Pansoft’s strategy for fiscal 2012 and beyond.

Starting in March 2011, we received several staff comment letters from the SEC on our fiscal 2010 annual report filed under 20F as a part of its routine examination process of publicly listed companies. For this reason, we adjourned this shareholder annual meeting on June 30, 2011. In response to the comments and questions raised by the SEC, we amended our fiscal-year 2010 20F annual report and refilled it on October 26, 2011. By addressing to the issues raised in this process, we improved our financial reporting and disclosure in compliance with the related rules and regulations and it is important to point out that we did not need to restate our financial statements. We are confident that our accounting policy and financial reporting system will provide our investors with the most current and accurate financial information about our operations we also deliver rapid growth company for our investors.

Taking all of these issues into consideration, I believe the current stock price of Pansoft does not reflect our true value and we will continue our stock repurchase program according to rule 10b-18 under “US Securities  Exchange Act, 1934” .

Now I’ll present you  our business development and the strategy for the future.

Firstly, Pansoft is the leading ERP software and service provider to the petroleum and petrochemical industry in China. The most important and the largest system used by PetroChina, CNPC, SINOPEC and the SINOPEC Group, Centralized Accounting and Financial System is provided and serviced by Pansoft.  This System is the most important and the core system that the four mega-customers are using.

•	The System covers thousands domestic and overseas entities of our four mega-customers, with over 50,000 people online at the same time;

•	The System is connected to most Chinese current banks, with over 1 trillion RMB settled each year;

•	The System enables PetroChina and SINOPEC, enterprises with over 10 million employees, to submit their financial statements to the SEC within just one month after the fiscal year ends; and

•
The System, with its four mega-customers provides RMB 70 million worth of projects for re-development each year, which is the basis for Pansoft to maintain its foothold in the petroleum and petrochemical industry.

Secondly, with the solid foundation as previously mentioned, Pansoft is making every effort to tap the subsidiaries of PetroChina, CNPC, SINOPEC and the SINOPEC Group, which includes over 600 enterprises in (extraction and production) E&P, refinery, pipeline transportation, and finished oil sales. These subsidiaries are also large-sized enterprises and conservatively speaking, their total annual IT investment is estimated at over RMB 1 billion.  Currently, Pansoft has generated revenues from several oilfield companies, including: Tarim Oilfield, Shengli Oilfield, Northwest Oil Authority and Zhongyuan Oilfield; and from refineries including Yanshan Petrochemical and Tianjin Petrochemical; from transportation companies including China Petroleum Pipeline Bureau and Sinopec Pipeline Bureau; as well as from finished oil sales companies, including Shandong Provincial Petroleum Company. Our Company has established solid relationships with these customers.  Since revenue from these subsidiaries still accounts for less than 5% of total sales, we anticipate that they will offer tremendous growth potential in the future.

In addition to exploring the subsidiaries within the petroleum and petrochemical industry, Pansoft is also making an aggressive entry into the coal industry.  First, Chinese coal companies are restructuring into giant coal groups, and with that, ERP software applicable to large-sized enterprises will increasingly be required.  Second, information management in the coal industry largely lags behind other industries and therefore creates more opportunities.  Third, at present, there are no dominant software leaders in the coal industry. All of these factors bode well for Pansoft’s entry into the coal-mining industry.

In terms of how we are going to tap the subsidiaries in the petroleum and petrochemical industry as well as the coal industry, Pansoft expects to take the following actions:

•	Transitioning from a project-based model to a solution-based model, which can significantly lower on-site development costs and speed up market expansion;

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Increasing our know-how of production and industry-specific features; extending from operational management, which Pansoft is already familiar with, to production management; and providing solutions that integrates operational and production management to create a higher-level of competitive advantage;

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Pursuing M&A.  Currently, Pansoft has completed one acquisition in the coal industry and the Company is committed to pursuing more acquisitions in the oil and coal industries, in order to speed up our market expansion and solution integration.

Following these actions, we expect Pansoft to generate revenues of over RMB 300 million for the fiscal year ending June 30, 2013. Our Company will have four energy lines of business that focus on: (1) the Petroleum and Petrochemical Headquarters; (2) the Petroleum and Petrochemical subsidiaries; (3) the Coal Industry and (4) the Power Industry.  Revenues from the energy sector are expected to account for over 73% of the Company’s total revenues. In the future, we anticipate a more balanced revenue structure.  Revenues from projects will decline to 40%, with the remainder from solutions and products as well as services and outsourcing.

Thirdly,in addition to the more established energy-focused business, we are exploring two new lines of business to facilitate our growth. These new businesses, though riskier than our established business, have greater growth potential.  We expect the new businesses to contribute 27% to our total revenues in fiscal 2013.  These businesses are:

1.
Mobile-software testing and development business targeting Japanese mobile manufacturers. Mobile software testing and development is a business that Japanese mobile manufacturers have just started to relocate to mainland China.  With increasing cost pressure, this relocation is accelerating. Pansoft, while looking to increase software exports to Japan, has built a talent base and capabilities for mobile software development, which can help the Company adapt to the consumers’ rapid transition to mobile applications.

2.
Pansoft is bundling its applications that have been developed for its oil industry customers into products so that it can sell them to markets beyond the energy sector on the back of its own marketing system, including BPMS, XBRL, etc.  Business-process management systems (BPMS) are generally categorized as collaborative software in China. According to the data from China’s Software Industry Association, the market for collaborative software reached over RMB 5.6 billion in 2010, representing a 36.2% increase from 2009. Collaborative software is the third-largest market following finance software and ERP software, and presents tremendous opportunities.

Lastly, Pansoft is also looking at technologies and businesses with most growth potential, including e-commerce, the Internet of Things, cloud computing etc.  Although the Company faces higher risk in these areas, we expect greater growth opportunities once we develop the necessary technology. Therefore, we are actively looking at these areas, with an annual investment of less than 1% of our total revenues.  At the right time, we can enter these markets quickly.  We have invested in an e-commerce project—an online platform for transacting components in a Modular Housing System.  This project is in cooperation with the local government and has certain exclusive rights. The home furnishing market in China is forecasted at RMB 1 trillion and the existing No. 1 home furnishing e-commerce platform has RMB 10 billion of revenues. This is a large market with great potential.

Thank you for your attention.

Speech about Pansoft FY2010 Financials by  Mr. Allen Zhang, CFO, Pansoft
December 28, 2011

Thank you, Hugh.

Mr. Chairman, valued Board Members, dear Shareholders, Ladies and Gentlemen,

It is my pleasure to have been associated with the tremendous growth and change that Pansoft experienced in its fiscal 2010 business year.  As a reminder, here are some of the highlights:

1.
In early calendar 2010, we reorganized our operations into six divisions, plus one subsidiary, to support better our long-term business objectives, enhance our core business, and enter new growth areas;

2.	We also changed our fiscal year-end to June 30 from December 31 to make our fiscal year more consistent with the purchasing cycle of our major customers;

3.
We signed several major contracts with our key customers: Sinopec and PetroChina.  In January 2010, we signed a $5.0 million contract with PetroChina for the integration of a centralized accounting system, and in July, we signed an additional contract with PetroChina for a treasury management system, valued at $1.76 million.  Also in July, we signed a $2.9 million contract with Sinopec for a centralized accounting and treasury management system;

4.
We announced two acquisitions: acquiring Beijing ITLamp Technology and announcing an agreement to purchase a 55% stake in Shandong HongAo Power Technology Co.  The ITLamp acquisition offers us direct access to the Tarim oilfield and enhances Pansoft’s presence and sales there.  Our stake in HongAo Technology offers us access to its solid base of thermal-power clients and the turnkey solutions it provides for them.

5.	We achieved strong financial performance in our fiscal 2010 business year, reporting 42.6% revenue growth and 27.6% growth in earnings per share.

Revenue for the twelve months ended June 30, 2010 was $12.1 million, a 42.6% increase from $8.5 million in 2009, exceeding our guidance of 40% revenue growth.  The increase in revenue was mainly due to higher sales from large-scale software system-integration projects, which comprised a larger proportion of total revenues, in addition to growth from other development projects and services.

Net income in fiscal 2010 was $3.2 million, an increase of 28.2% from $2.5 million in fiscal 2009.  Adjusted net income, excluding stock-based compensation, totaled $3.7 million, an increase of 19.8% compared to $3.1 million during the twelve months ended June 30, 2009.  Diluted earnings per share were $0.59, an increase of 27.6% from $0.47 in the corresponding period in 2009.  Adjusted diluted EPS, excluding share-based compensation expense, were $0.67, an increase of 19.3% from $0.57 for the twelve months ended June 30, 2009.

Pansoft’s exited fiscal 2010 with cash and cash equivalents of $2.7 million, compared to $11.3 million in June 30, 2009.  The decrease was primarily due to $7.4 million transferred into available-for-sale investments and $2.5 million, net, being used to fund the acquisitions and investments in ITLamp and HongAo Power.

As Pansoft continues to grow and expand its presence in multiple industry segments, we will continue to strive to improve profitability and provide transparent and effective communications with our shareholders and potential investors.

On October 29, 2010, we announced that our share-repurchase program had been approved by our board. I would now like to report on the progress of that program. As of November 23, 2011, we had repurchased 172,300 shares on the open market.  We plan to use these shares to fund acquisitions, specifically, ITLamp and Longji.  We will also continue to repurchase shares under our program.

Thank you for your continued support and interest in Pansoft.